AMENDMENT TO ASSET PURCHASE AGREEMENT

     This AMENDMENT TO ASSET PURCHASE AGREEMENT (the "Amendment") is entered into as of this 30th day of March, 1998, by and among French Fragrances, Inc., a Florida corporation (the "Buyer"), J.P. Fragrances, Inc., a New York corporation (the "Seller"), and Joseph A. Pappalardo and Gloria Pappalardo, the sole shareholders of the Seller (collectively, the "Shareholders"), and amends that certain Asset Purchase Agreement among the Seller, the Buyer and the Shareholders dated February 25, 1998 (the "Purchase Agreement"). All capitalized terms not otherwise defined herein shall have the meanings set forth in the Purchase Agreement.

     WHEREAS, the parties entered into the Purchase Agreement, and, pursuant to Section 15.2 thereof, desire to amend the Purchase Agreement;

     NOW, THEREFORE, in consideration of the covenants and promises contained herein and such other good and valuable consideration, the receipt and sufficiency of which is hereby acknowledged, the parties agree as follows:

     1.   The Purchase Agreement is hereby amended as follows:

     (a) The first sentence of Section 1.2 is deleted in its entirety and replaced with the following:

          The Buyer, effective upon completion of the Closing, assumes and undertakes to perform, pay, satisfy or discharge in accordance with their terms, only the following liabilities (the "Assumed
          Liabilities"): (a) such liabilities, obligations and commitments of the Seller relating to the period commencing after the Closing Date under the Contracts to be assigned to it as listed on
          Schedule 1.1(b), (b) the trade payables listed on Schedule 4.22 (and those hereafter incurred by the Seller in the ordinary course of business and associated with the Subject Assets (and not otherwise obligations or indebtedness of any affiliate of the Seller) as to be reflected on an updated Schedule 4.22 through the Closing and as the same may be listed on the Closing Date Balance Sheet), and (c) such other liabilities, obligations and commitments as may otherwise be expressly set forth on Schedule 1.2.

     (b) Section 2.1(a)(iii)(C) is deleted in its entirety and replaced with the following:

          (C) Four Million Six Hundred Fifty Thousand Dollars
          ($4,650,000) plus

     (c) The second sentence of Section 2.1(b) is hereby deleted in its entirety and replaced with the following:

          Notwithstanding the foregoing, the Cash Purchase Price shall be subject to reduction at the Closing, and may be subject to reduction based on the Closing Date Balance Sheet which is agreed to by the Buyer and the Seller pursuant to Section 2.1(c) hereof, on a $1.5625 of Cash Purchase Price for $1 of Book Deficiency (as defined below) basis, to the extent a Book Deficiency exists.
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The Closing Acquisition Balance Sheet is attached hereto and made a part of the Purchase Agreement. The Closing Date Balance Sheet shall be attached hereto and made a part of the Purchase Agreement in accordance with Section 2.1(c) hereof.

     (d) Schedule 2.3 to the Purchase Agreement is hereby deleted in its entirety and replaced with Schedule 2.3 attached hereto.

     (e) The first sentence of Section 3.1 is hereby deleted in its entirety and replaced with the following:

     The closing (the "Closing" or "Closing Date") of the transactions contemplated by this Agreement shall take place following the satisfaction of the conditions precedent described in Articles IX and X of this Agreement at the principal business offices of the Seller, 34 Midland Avenue, Port Chester, New York, at 10:00 a.m.

     (f)  Section 3.2(g) is hereby deleted in its entirety.

     (g) Section 6.9 is hereby deleted in its entirety and replaced with the following:

     Section 6.9 Confidentiality. The Seller and the Shareholders agree, whether before or after Closing, that they will, and will cause Seller's directors, officers, employees, agents and authorized representatives, as applicable, to hold in strict confidence, and not make use for personal benefit or for the benefit of any person other than the Buyer and its affiliates, all information obtained from the Buyer or which relates to this Agreement (other than information which is a matter of public knowledge or which has heretofore been or is hereafter published in any publication for public distribution or filed as public information with any governmental authority other than a result of a breach of this covenant) and will not, and will ensure that such other persons do not, disclose such information to others without the prior written consent of the Buyer, provided that the Seller and the Shareholders may provide such data and information:
     (a) in connection with obtaining any of the consents necessary to consummate the transactions contemplated by this Agreement; (b) in any filing required of the Seller by the Federal Trade Commission, the Department of Justice or other regulatory authority; and (c) in response to legal process or applicable government regulations, but only that portion of the data and information which, in the written opinion of the Seller's and the Shareholders' counsel, is legally required to be furnished and further provided that the Seller and the Shareholders notify the Buyer of its obligation to provide such confidential information and fully cooperates with the Buyer to protect the confidentiality of such data and information pursuant to the applicable provisions of the Freedom of Information Act. All records and documents that Pappalardo shall prepare for or contribute to the Buyer or its affiliates pursuant to Section 11.6 hereof or the Seller shall prepare for the Buyer shall remain the sole and exclusive property of the Buyer or its affiliates. If this Agreement is terminated for any reason, the Seller, the Shareholders and such other persons shall not use such information and shall promptly return to the Buyer or destroy all tangible evidence thereof, including copies, which have been furnished to the Seller, the Shareholders or such other persons.
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     (h)  Section 9.7 is hereby deleted in its entirety.

     (i) The fourth sentence of Section 11.4 is deleted in its entirety and replaced with the following:

     At least seven days before the completion of the First Month and at least seven days before the completion of every two week period following the First Month (such two week period, the "Affected Period"), the Buyer shall provide the Seller with its operating expenses requirement for the Affected Period along with an advance to cover such expenses less any excess advances from prior periods, and the Buyer may also request at least fifteen days before the completion of the First Month for the Buyer to maintain the warehouse facility at 10 and 40 Traverse Avenue, Port Chester, New York for up to two additional months, in which case the Buyer shall reimburse the Seller for its operating expenses associated therewith in accordance herewith.

     (j) Section 11.5 is hereby deleted in its entirety and replaced with the following:

          Section 11.5 Returns. The Closing Acquisition Balance Sheet and the Closing Date Balance Sheet shall set forth a reserve for the Returns relating to the Business which, based on the Seller's commitments and experience, represents the Seller's best estimate as of the date thereof (the "Reserve"). The parties agree that for one year following the Closing Date, any credits or monetary refunds for Returns which do not exceed the Reserve shall be to the account of and the sole responsibility of the Buyer and any credits or monetary refunds for Returns which exceed the Reserve shall be to the account of the Seller. To the extent that the aggregate of all credits and monetary refunds for Returns do not exceed the Reserve, the Buyer shall pay to the Seller, within 30 days after the anniversary of the Closing Date, the amount represented by (a) the Reserve less (b) the aggregate of all credits and monetary refunds for Returns issued by the Buyer during the year following the Closing Date. To the extent that the Buyer is charged with any credits or pays any refunds for Returns which exceed the Reserve, the Buyer shall have the right to set-off such amounts against payments due under the Debenture, and the indemnification basket set forth in Section 12.1 shall not apply to offset such obligations. The Seller shall have the right, at its sole cost, to audit the Returns, including any associated credits and refunds, during business hours upon receipt of reasonable notice thereof. The Returns are part of the Subject Assets and shall be delivered to the Buyer at no additional cost to the Buyer.

     (k)  The following Section 11.6 is added to the Purchase Agreement.

          11.6 Services of Pappalardo. From time to time, pursuant to the request of the Buyer to Pappalardo and until 12 months after the Closing Date, Pappalardo agrees to perform reasonably requested services to assist the Buyer in the transition and growth of the Business and of the Buyer's overall fragrance business, provided that such services will not be required on a full-time basis and that Pappalardo shall not be required, other than in connection with reasonable travel which is requested and reimbursed by the Buyer, to move from his New York and Connecticut locations. In the performance
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     of any services hereunder, Pappalardo shall act at all times as an independent contractor and not as an agent, partner, joint venturer or employee of the Buyer. All services provided by Pappalardo shall be in compliance, in all material respects, with all applicable material federal, state and local laws and regulations.

     (l) Section 12.1 is hereby deleted in its entirety and replaced with the following:

          Section 12.1 Indemnity by the Seller. The Seller and the Shareholders, jointly and severally, agree to indemnify and hold the Buyer and its affiliates and their respective officers, directors, employees and agents (collectively, the "Buyer Indemnitee") harmless from all Liabilities incurred or suffered by any of the Buyer Indemnitee. For this purpose, "Liabilities" shall mean all suits, proceedings, claims, expenses, losses, costs, liabilities, judgments, deficiencies, assessments, actions, investigations, penalties, interest and damages (including reasonable attorneys' fees and expenses), whether suit is instituted or not and, if instituted, whether at any trial or appellate level, and whether raised by the parties hereto or a third party, incurred or suffered by the Buyer Indemnitee or any of them arising from, in connection with or as a result of (a) any false or inaccurate representation or warranty made by or on behalf of the Seller in or pursuant to this Agreement; (b) any default or breach in the performance of any of the covenants or agreements made by the Seller or the Shareholders in or pursuant to this Agreement; (c) the operation of the Business or the Subject Assets by the Seller, including, without limitation, the provision of any services or goods provided by the Seller or its employees or consultants, on or prior to the Closing Time; (d) any obligation or liability of the Seller which is not assumed by the Buyer; (e) the Excluded Assets; and (f) any breach of the Distribution Agreements prior to the Closing Time; provided, however, that the Seller and the Shareholders shall not be required to pay for Liabilities except to the extent that the aggregate amount of such Liabilities exceed $75,000 (and then only to the extent of such excess), and provided further that the foregoing shall not be applicable with respect to fraud or pursuant to Sections 6.9, 11.5 and 13.1 hereof. The obligation of the Seller and the Shareholders to indemnify the Buyer for, and hold the Buyer harmless against, the Liabilities under this Section shall not exceed $4,000,000 (except in the case of fraud or Sections 6.9 and 13.1, in which case it shall not exceed the Purchase Price) and, except as provided in Section 12.4, shall survive the Closing for a period of two years.

     (m) Section 12.4 is hereby deleted in its entirety and replaced with the following:

          Section 12.4 Limitations; Survival. The representations and warranties of the parties shall survive the Closing for a period of two years from the Closing Date, in each such case notwithstanding any investigation made by or on behalf of the Buyer, provided that the representations and warranties as to Tax Claims (as hereinafter defined) and the covenants of the Seller and the Shareholders set forth in Sections 6.9 and 13.1 shall survive for a period of five years from the Closing Date. For purposes hereof, Tax Claims means any claim based upon, arising out of, or otherwise in respect of, any
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     inaccuracy in or breach of any representation, warranty, covenant or agreement of the Seller or the Shareholders contained in this Agreement relating to taxes, including, without limitation, those contained in Sections 4.6 and 4.13 hereof. Notwithstanding anything to the contrary contained in this Agreement, these limited survival periods shall not apply to fraudulent acts or omissions. No action or proceeding may be brought with respect to any of the representations and warranties unless written notice thereof shall have been delivered to the Buyer or the Seller, as the case may be, prior to the expiration of such applicable survival period.

     (n) Section 13.1 is hereby deleted in its entirety and replaced with the following:

     Section 13.1   Noncompetition Agreement.

          (a) During the period commencing on the Closing Date and ending five years from the Closing Date, the Seller and the Shareholders will not, directly or indirectly or through an affiliate:

               (i) as an individual proprietor, owner, partner, stockholder, officer, employee, director, consultant, agent, joint venturer, investor, lender, or in any other capacity whatsoever (other than as the holder of not more than five percent of the total outstanding stock of any company the securities of which are traded on a regular basis on recognized securities exchanges or any national over-the-counter market), alone or in association with others, or in any capacity, own, manage, operate, control, consult with, provide financing to, be employed by, or invest in, any business competitive with that of the Buyer, including, without limitation, the manufacture, distribution and marketing of perfume and other fragrance products or related services or business in the United States;

               (ii) recruit or otherwise solicit or induce any person (natural or otherwise) who is or becomes an employee or consultant of the Buyer to terminate his or her employment with, or otherwise cease his or her relationship with, the Buyer or any of its affiliates, or hire any such employee or consultant who has left the employ of the Buyer or its affiliates within one year after termination of such employee's or consultant's employment with the Buyer or its affiliates;

               (iii) solicit or attempt to solicit any licensors, licensees, suppliers, manufacturers, customers or clients of the
Buyer.


          (b) The restrictions set forth in clause (a) above are considered by the parties to be reasonable for the purposes of protecting the business investment of the Buyer and its legitimate business interests, it being acknowledged that the business of the Seller and that of the Buyer are conducted throughout the United States. In view of the substantial harm which would result from a breach or threatened breach by any of the Seller, the Shareholders or their affiliates of the covenants contained in clause (a) hereof and in Section 6.9 hereof, the parties agree that such covenants shall be enforced to the maximum extent permitted by law. If any such covenant
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     or portion thereof is found by any court of competent jurisdiction to be illegal, void or unenforceable because it extends for too long a period of time or over too broad a range of activities or in too large a geographic area or for any other reason, however, such restriction shall be interpreted to extend only over the maximum period of time, range of activities or geographic area as to which it may be enforceable or otherwise so as to render the covenant enforceable.

          (c) The foregoing five-year period shall be tolled for any period(s) of violation or period(s) of time required for litigation to enforce the covenants herein in the event that no preliminary injunction is issued against the Seller or the Shareholders and the Buyer is the prevailing party.

          (d) The Seller and the Shareholders acknowledge and agree that the provisions hereof are necessary and desirable to ensure that the Buyer obtains the benefit of its bargain under this Agreement and that the covenants contained herein are a material and integral part of this Agreement and necessary to protect the legitimate business interests of the Buyer. The Seller and the Shareholders further acknowledges and agrees that, due to their knowledge of the Business, any subsequent competition would irreparably harm the Buyer and deny the Buyer the benefit of the bargain of the parties as contained in this Agreement and that the only effective way of protecting the Buyer is to enter into a non-competition agreement on the terms and conditions contained herein.

     (o) Section 13.2 is hereby deleted in its entirety and replaced with the following:

          Section 13.2 Remedies. In the event of a breach or threatened breach of the provisions of Sections 6.9 and 13.1, the parties acknowledge and agree that the Buyer would suffer irreparable harm and that monetary damages would be inadequate. Accordingly, in addition to all other remedies to which the Buyer may be entitled, at law or in equity, the Buyer shall be entitled to seek specific performance and/or injunctive relief without the necessity of posting a bond in the event of any such breach or threatened breach.

     (p) Exhibit C of the Purchase Agreement is hereby deleted in its entirety.

     (q)  The following Section 15.19 is added:

          Section 15.19 Excluded Receivables. Schedule 1.1(f) is hereby amended to include certain accounts receivable due to the Seller from shipments to Walmart prior to the Closing Date in the amount of $1,140,869.95 as set forth in Schedule 1.1(f) which is attached hereto (the "Excluded Receivables"), for which no invoices have been generated. The Buyer agrees to immediately purchase the Excluded Receivables for the face amount of such receivables if the Seller is able to support such receivables with a list or summary of invoices from Sureway Logistics, a subsidiary of CDL, Inc., in reasonable detail, followed by copies of all invoices and details of any electronically transmitted invoices on or before May 1, 1998 (the "Closing Adjustment Date"). The Cash Purchase Price paid at Closing has not been adjusted to reflect any Book Deficiency associated with
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     the Excluded Receivables because the parties expect that the invoice support will be available by the Closing Adjustment Date. If the Seller is not able to support the Excluded Receivables by the Closing Adjustment Date, the parties agree that the Cash Purchase Price shall be reduced by $1.5625 of Cash Purchase Price for each $1.00 of Book Deficiency based on the Closing Date Balance Sheet without inclusion of any Excluded Receivables in the Accounts Receivable shown therein, which are not so supported. Notwithstanding the foregoing, in the event the above described process is completed prior to April 20, 1998, the Closing Adjustment Date shall be April 20, 1998.

     2. (a) Except as amended hereby, the Purchase Agreement remains in full force and effect in accordance with its terms and conditions and is reaffirmed for all purposes.

          (b) This Amendment may be executed in any number of counterparts, each of which shall be deemed an original. Delivery of executed signature pages hereof by facsimile transmission shall constitute effective and binding execution and delivery hereof.

          (c) This Amendment shall be shall be governed by and construed in accordance with the laws of the State of Florida applicable to contracts made and to be performed in Florida, without regard to conflicts of law principles thereunder.

          (d) This Amendment shall be binding upon, and inure to the benefit of, the parties hereto and their respective successors, assigns, heirs, beneficiaries, estates, executors and personal representatives.

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     IN WITNESS WHEREOF, the parties hereto have caused this Amendment to be duly executed as of the day and year first above written.

                              FRENCH FRAGRANCES, INC.

                              By: /S/ Oscar E. Marina
                                  -------------------
                                   Oscar E. Marina
                                   Vice President


                              J. P. FRAGRANCES, INC.

                              By: /S/ Joseph A. Pappalardo
                                  ------------------------
                                   Joseph A. Pappalardo
                                   Chairman and Chief Executive Officer


                               /S/ Joseph A. Pappalardo
                               ------------------------
                               Joseph A. Pappalardo


                               /S/ Gloria Pappalardo
                               ---------------------
                               Gloria Pappalardo